
June 3, 2016

Mr. Joseph A. Hoffman, Esq.
Andrews Kurth LLP
Dallas, TX 75201

> **Re:** **Stratus Properties Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed May 23, 2016 by Carl E. Berg, David M. Dean and**
> **Michael Knapp**
> **Response Letter dated May 27, 2016**
> **File No. 001-37716**

Dear Mr. Hoffman:

We have reviewed your response and have the following comment.

1. We note your response to prior comment 4. Please amend your filing to provide detailed objective support for, or corrective disclosure regarding, the following statements:

- "The performance of Stratus stock bears no resemblance to the increase in Austin land and real estate prices over the past 10 or so years."
- "…Stratus had violated a loan covenant."
- "…the board and management is pursuing a brand new initiative of developing grocery-anchored shopping centers on land it does not own (e.g., The Oaks at Lakeway, an $80 million grocery store-anchored shopping center outside Austin)…"
- "…there is significant recourse debt to the company, with interest rates of over 7%—literally hundreds of basis points more than healthy REITs or even private developers pay."

You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions